United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2018

Vale S.A.

Praia de Botafogo 186 — 18º andar
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release Vale informs about updated provision related to Renova Foundation programs Rio de Janeiro, July 17th, 2018 – Vale S.A. (Vale) reaffirms its commitment to mitigate and compensate for the impacts of the disruption from Samarco’s tailing dam by securing additional provision of funds for the programs managed by Renova Foundation. As a result of this analysis, Vale informs that it will recognize an additional provision of R$ 1.5 billion in its Interim Financial Statements as of June 30th, 2018, which amounts to the present value of Vale’s new estimated secondary responsibility to support the Renova Foundation works and is equivalent to 50% of Samarco’s additional obligations over the next 12 years. The initial provision of R$ 3.7 billion made in 2Q16 was based on the best preliminary estimates of the overall costs of the 42 programs to be implemented by Renova Foundation pursuant to the first agreement with Government Authorities dated March 2nd, 2016. Renova Foundation was later established on June 30th, 2016 and after substantial progress in the development and execution of the programs it has come to a revised and updated estimate of the expenditures of these programs. Further details can be found in Vale’s 2Q18 Interim Financial Statements to be published on July 25th, 2018. For further information, please contact: +55-21-3485-3900 Andre Figueiredo: andre.figueiredo@vale.com André Werner: andre.werner@vale.com Carla Albano Miller: carla.albano@vale.com Fernando Mascarenhas: fernando.mascarenhas@vale.com Samir Bassil: samir.bassil@vale.com Bruno Siqueira: bruno.siqueira@vale.com Clarissa Couri: clarissa.couri@vale.com Renata Capanema: renata.capanema@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: July 17, 2018		Director of Investor Relations